

April 15, 2010

Elizabeth S. Acton
Chief Financial Officer
Comerica Incorporated
Comerica Bank Tower
1717 Main Street, MC 6404
Dallas, TX 75201

> **Re: Comerica Incorporated**
> **Form 10-K for Fiscal Period Ended December 31, 2009**
> **Forms 8-K filed March 17, 2010 and March 30, 2010**
> **File No. 001-10706**

Dear Ms. Acton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with any proposed disclosure revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2009
Item 1. Business

1. Please revise future filings to provide a more comprehensive discussion of your underwriting policies and procedures for the major loan products in each lending category. Discuss lending requirements such as loan-to-value ratios, credit requirements and documentation requirements. Discuss the terms of your variable rate loans, including whether or not they are underwritten at fully indexed rates.

Also, disclose if you have underwritten any hybrid loans, such as payment option ARM's, and or sub-prime loans, including how you define that term.

Exhibit 13
Analysis of Net Interest Income, page 15

2. Your measure of excess liquidity in footnote g to this table appears to be a non-GAAP measure as defined by Item 10(e) of Regulation S-K. Please revise your disclosure in future filings to include a reconciliation to the most comparable GAAP measure, provide a description of how management uses the measure and discuss why you believe the measure to be useful to investors.

Balance Sheet and Capital Funds Analysis
Deposits and Borrowed Funds, page 35

3. Given the material increases to your FDIC deposit insurance premiums in the current year and to the extent you intend to continue to participate in the TLG program, please revise future filings to provide additional information regarding the cost of this program. For example, provide the average balance of deposits insured under this program and/or provide disclosure of the dollar amount of additional premium expense incurred as a result of your participation in this program.

Risk Management
Allowance for Credit Losses, page 39

4. Please revise future filings to disclose how often you obtain updated appraisals for your collateral dependent loans. If this policy varies by loan type please disclose that also and discuss whether you utilize "as is" or "as developed" values for your construction loans. Describe any adjustments you make to the appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Consolidated Financial Statements
Summary of Significant Accounting Policies
Allowance for Credit Losses, page 76

5. Please revise future filings to describe in greater detail how you utilize bond table data in your determination of the allowance for loan losses. Please tell us how you determine that the underlying collateral for the bonds is similar enough to your own portfolio to provide meaningful data.

Note 3 – Fair Value Measurements, page 84

6. We note your disclosure on page 75 regarding the impact of the new accounting guidance on your valuation of auction rate securities. We also note that your valuation model, significant inputs and the source of those inputs do not appear to have significantly changed from the prior period disclosure. Please revise future filings to disclose the specific changes to your inputs that caused the fair value of your auction rate securities to increase by $36 million.

Note 4 – Investment Securities, page 94

7. Your disclosure on page 97 indicates that you did not purchase any new auction rate securities during the year. Additionally, we note that your auction rate securities were in an unrealized loss position for less than 12 months at the end of 2008. Given this disclosure, please clarify why your auction rate securities are not in an unrealized loss position for greater than 12 months as of December 31, 2009.

Note 9 – Goodwill, page 101

8. We note that your retail bank segment has incurred a net loss during the year and has experienced declining revenues during the past few years. In light of the materiality of the carrying amount of goodwill in this segment to your net income, please tell us how you concluded that goodwill is not a critical accounting policy. Refer to Release No. 33-8350.

Note 14 – Medium and Long Term Debt, page 114

9. Please revise your tabular disclosure on page 115 in future filings to also show the actual rate on the swaps used to convert certain of your fixed rate debt.

Note 19 – Employee Benefit Plans, page 122

10. Please revise future filings to disclose whether you use the fair value of plan assets or a calculated value of plan assets to determine the expected return. If the latter is true, please revise management's discussion and analysis to discuss any material trends that may be impacted by this policy election.

11. Please revise future filings to disclose how you define "long-term" as it relates to your expected long-term rate of return on plan assets. Additionally, please disclose the actual return on assets during the periods presented.

Forms 8-K filed March 17, 2010 and March 30, 2010

12. We note you repurchased all shares of the Series F Fixed Rate Cumulative Perpetual Preferred Stock and you elected not to repurchase the related warrant issued to the U.S. Treasury as part of the Capital Purchase Program. Please revise future filings to disclose:

- How the repurchase is expected to impact liquidity;

- Whether the repurchase of the preferred stock had any effect on your calculation of earnings per share. Refer to EITF Topic D-42; and

- Any continuing obligations to the Federal Government. For example, whether you continue to provide reports regarding your financial condition, whether you continue to be subject to executive compensation rules, etc.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your future filings. Please furnish a cover letter with your proposed disclosure that keys your responses to our comments and provides any requested information. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3303, or me, at (202) 551-3474 if you have questions regarding these comments.

Sincerely,

Sharon Blume
Assistant Chief Accountant